SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .)

Attached to this Report on Form 6-K are (i) a press release issued by the registrant on June 30, 2003, (ii) the Notice of Annual Meeting of Shareholders, for the meeting to be held on August 8, 2003, (iii) the Proxy Statement, for the meeting to be held on August 8, 2003, and (iv) the proxy card that will accompany the foregoing Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2003	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

[LETTERHEAD OF PondelWilkinson MS&L]

CONTACT:	Roger S. Pondel
PondelWilkinson MS&L
(323) 866-6060

NEWS RELEASE	HIGHWAY HOLDINGS REPORTS STRONG FINANCIAL RESULTS FOR 2003 FISCAL YEAR, FOURTH QUARTER

—Company Achieves Profitability for First Time in Four Years,

Registers Fourth Consecutive Quarter of Sales Increases—

HONG KONG — June 30, 2003 — Highway Holdings Limited (NASDAQ:HIHO) today reported a sharp improvement in operating results, achieving annual profitability for the first time in four years, along with increased sales, for both the fiscal year and fourth quarter ended March 31, 2003.

For the 2003 fiscal year, the company reported net income of $485,000, equal to $.17 per share, compared with a net loss of $231,000, or $.08 per share, for the prior fiscal year. Net sales for the 2003 fiscal year advanced to $20.4 million from $19.4 million a year ago.

Highway Holdings achieved net income for the fourth quarter ended March 31, 2003 of $134,000, equal to $0.05 per share, compared with a net loss of $25,000, or $.01 per share, for the corresponding quarter last year. Net sales for the 2003 fourth quarter increased to $5.4 million from $4.6 million a year earlier.

Highway Holdings attributed the favorable results to better leveraging of its manufacturing capabilities and technological expertise, along with more aggressive marketing activities, and some improvement in the general business environment.

“Our improved performance, in part, reflects the successful execution of our strategic plan, which calls for concentration on the manufacture of higher margin products, as well as expanding the manufacturing and marketing of products under the

-more-

Highway Holdings

well known and highly respected Kienzle trademark, which is owned by Highway Holdings,” said Roland Kohl, the company’s chairman and chief executive officer. “Particularly noteworthy in measuring our progress has been the successive quarterly sales increases achieved for each period of fiscal 2003. Such consecutive quarterly gains attest to the momentum we currently are experiencing.”

Kohl said the company’s watch and clock division paced the sales rise for the year, with a 31.6 percent increase over the prior year, principally reflecting the successful marketing of watches under the Kienzle brand, as well as receiving the first order from a Japanese electronics company for which Highway Holdings is now producing digital, radio-controlled alarm clocks.

Sales for the company’s camera division, which manufactures 35mm cameras and single-use cameras, grew approximately nine percent for fiscal 2003. Subsequent to the close of the year, the United States Patent and Trademark office granted Highway Holdings a patent for its photographic film package and detachable cartridge. Kohl said the patent applies to alternative photographic cameras that can compete with single-use cameras.

Reflecting a reduction in orders from the Japanese market, sales for the company’s largest business unit, its metals division, declined 2.8 percent for the year. This division, which accounted for 57.4 percent of Highway Holdings’ total volume in fiscal 2003, produces metal parts and cases, metal sub assemblies and associated parts for a wide range of products. Kohl said that as part of a new strategic direction currently being implemented, the division will focus on producing more customized items that generally require value-added manufacturing expertise. He said the shift, partially prompted by new orders for customized products received from several global companies, with others in the pipeline, should provide for better operating efficiencies and greater long-term profitability.

The company’s gross profits as a percentage of its net sales increased to 19.1% in fiscal 2003 from 17.4% in fiscal 2002. The increase was primarily due to an increase in production efficiency and to the benefits of previously instituted cost-cutting programs.

Selling, general and administrative expenses for fiscal 2003 increased by $98,000, or 2.7%, but decreased slightly as a percentage of total net sales from 18.6% in fiscal 2002 to 18.3% in fiscal 2003 due to the greater increase in net sales in fiscal 2003. The increase in selling, general and administrative expenses reflects higher insurance costs, increased marketing activities, an increase in professional fees (due in part to the

Highway Holdings

additional compliance procedures imposed by the U.S. Sarbanes-Oxley Act of 2002 and related regulations), and increased transportation costs.

The combination of increased sales, improved gross margins as a percentage of sales and moderated selling, general and administrative expenses resulted in Highway Holdings generating operating income of $159,000. The company had a loss from operations of $241,000 in fiscal 2002.

Kohl said the company’s balance sheet remains strong. At March 31, 2003, the company had working capital of $7.8 million, compared with $6.7 million at March 31, 2002. Shareholders’ equity improved to $11.9 million, equal to $4.1 per share, from $11.5 million, or $4.0 per share, last year. The current ratio at fiscal year end was 2.8:1.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for historical information contained herein, certain matters discussed in this press release, including, but not limited to, continued momentum in achieving consecutive quarterly sales increases and benefits from the company’s new strategic direction in its metals division, are forward-looking statements which involve risks and uncertainties reflecting economic, competitive, governmental, political and technological factors that could affect the company’s revenues, operations, markets, products and prices. These and other factors are discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

# # #

(Tables Follow)

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share data)

	Year ended March 31,
	2001	2002	2003
Net sales	$17,543	$19,432	$20,370
Cost of sales	15,051	16,048	16,488

Gross profit	2,492	3,384	3,882
Selling, general and administrative expenses	3,521	3,625	3,723

Operating (loss) income	(1,029)	(241)	159

Non-operating (expense) income:
Exchange (loss) gain, net	(216)	13	344
Interest expense	(140)	(82)	(64)
Interest income	131	64	20
Other income	57	78	81

Total non-operating (expense) income	(168)	73	381

Equity in loss of an affiliate	(21)	(5)	(5)

(Loss) income before income taxes	(1,218)	(173)	535
Income taxes	(34)	(58)	(50)

Net (loss) income	$(1,252)	$(231)	$485

Basic and diluted (loss) income per share	$(0.43)	$(0.08)	$0.17

Weighted average number of shares outstanding (basic and diluted)	2,905	2,904	2,902

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except per share data)

	March 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$2,189	$3,148
Restricted cash	1,157	1,157
Accounts receivable, net of allowances for doubtful accounts of $30 in 2002 and $63 in 2003	2,833	2,872
Inventories	4,193	4,572
Prepaid expenses and other current assets	296	254

Total current assets	10,668	12,003
Property, plant and equipment, net	4,243	3,657
Industrial property rights, at cost less accumulated amortization of $387 in 2002 and $506 in 2003	788	725
Investment in and advance to an affiliate	2	—
Investments in securities	—	109

Total assets	$15,701	$16,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,583	$1,917
Short-term borrowings	1,146	1,156
Current portion of long-term debt	60	125
Accrued mould charges	421	147
Accrued payroll and employee benefits	304	349
Accrued professional fee	158	89
Other liabilities and accrued expenses	280	467

Total current liabilities	3,952	4,250
Long-term debt	52	105
Deferred income taxes	231	231
Minority interest	—	1
Commitments and contingencies
Shareholders’ equity:
Common Shares $0.01 par value—(Authorized: 20,000,000 shares; issued and outstanding: 2,935,776 shares)	30	30
Additional paid-in capital	8,793	8,793
Retained earnings	2,725	3,210
Accumulated other comprehensive loss	(33)	(73)
Treasury shares, at cost—31,800 shares at March 31, 2002 and 37,800 shares at March 31, 2003	(49)	(53)

Total shareholders’ equity	11,466	11,907

Total liabilities and shareholders’ equity	$15,701	$16,494

HIGHWAY HOLDINGS LIMITED

Suite No. 810, Level 8

Landmark North

Sheung Shui

New Territories, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 8, 2003

Notice is hereby given that the Annual Meeting of Shareholders of Highway Holdings Limited (the “Company”), will be held at the offices of Troy & Gould Professional Corporation, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Friday, August 8, 2003, at 10:00 a.m., for the following purposes:

(1) To elect eight members of the Company’s Board of Directors to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified;

(2) To ratify the appointment by the Board of Directors of Deloitte Touche Tohmatsu as the independent accountants of the Company for the fiscal year ending March 31, 2004; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Your attention is directed to the accompanying proxy statement. Only shareholders of record at the close of business on July 1, 2003 will be entitled to notice of and to vote at the meeting and any adjournment thereof.

Please sign, date and complete the enclosed proxy and return it promptly in the accompanying pre-addressed envelope, whether or not you expect to attend the Annual Meeting, to ensure that your shares will be represented. A majority of the outstanding shares of voting stock must be represented (in person or by proxy) at the Annual Meeting in order that business may be transacted. Therefore, your promptness in returning the enclosed proxy will help to ensure that the Company will not have to bear the expense of undertaking a second solicitation. A shareholder who executes and returns the accompanying proxy may revoke such proxy at any time before it is voted at the Annual Meeting by following the procedures set forth in the attached proxy.

By Order of the Board of Directors

Po S. Fong,

Secretary

Hong Kong

July 3, 2003

PLEASE SIGN AND DATE THE ENCLOSED FORM OF PROXY AND

MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE,

IN ORDER TO ENSURE THAT YOUR VOTES ARE COUNTED.

HIGHWAY HOLDINGS LIMITED

Suite No. 810, Level 8

Landmark North

Sheung Shui

New Territories, Hong Kong

PROXY STATEMENT

Annual Meeting of Shareholders

August 8, 2003

INTRODUCTION

Persons Making the Solicitation

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Highway Holdings Limited, a British Virgin Islands holding corporation (the “Company”), of proxies for use at the Annual Meeting of Shareholders to be held at 10:00 a.m. at the offices of Troy & Gould Professional Corporation, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Friday, August 8, 2003, and at any adjournment thereof (the “Annual Meeting”). This proxy statement is first being mailed to shareholders on or about July 3, 2003. You are requested to sign, date and return the enclosed proxy card in order to ensure that your shares are represented at the Annual Meeting.

A form of proxy is enclosed for your use. The shares represented by each properly executed unrevoked proxy will be voted as directed by the shareholder executing the proxy. If no direction is made, the shares represented by each properly executed unrevoked proxy will be voted “FOR” the election of management’s nominees for the Board of Directors and “FOR” the ratification of the appointment by the Board of Directors of Deloitte Touche Tohmatsu as the independent accountants of the Company for the fiscal year ending March 31, 2004. With respect to any other item of business that may come before the Annual Meeting, the proxy holders will vote the proxy in accordance with the recommendation of management of the Company.

The cost of solicitation of proxies, including the cost of preparation and mailing of the Notice of Annual Meeting, this Proxy Statement, and the enclosed proxy, will be borne by the Company. It is anticipated that brokerage houses, fiduciaries, nominees, and others will be reimbursed for their out-of-pocket expenses in forwarding proxy material to beneficial owners of stock held in their names. Directors, officers, or employees of the Company may solicit proxies by telephone or in person without additional compensation.

Revocability of Proxy

Any proxy given by a shareholder of the Company may be revoked at any time before it is voted at the Annual Meeting by a written notice to the Secretary of the Company, or upon request if the shareholder is present at the meeting. Each valid proxy returned that is not revoked, unless indicated otherwise on the proxy card, will be voted in the election of directors for the nominee as described herein.

1.

Voting Securities

Holders of record of the Company’s Common Shares, $0.01 par value (the “Common Shares”), at the close of business on July 1, 2003 (the “Record Date”) are entitled to notice of and to vote at the meeting or any adjournment thereof. As of the Record Date, there were 2,939,207 shares of Common Shares issued and outstanding. Holders of Common Shares are entitled to cast one vote per share on each matter presented for consideration and action by the shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the outstanding shares of Common Shares will constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions may be specified as to all proposals to be brought before the Annual Meeting other than the election of directors. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed for the meeting, and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. Ratification of the independent accountants will require the affirmative vote of at least a majority in voting interest of the shareholders present in person or by proxy at the Annual Meeting and entitled to vote thereon.

The Directors to be elected at the Annual Meeting will be elected by a plurality of the votes cast. Nominees receiving the highest number of affirmative votes cast, up to the number of directors to be elected, will be elected as directors. Only votes cast for a nominee will be counted, except that each properly executed unrevoked proxy will be voted for management’s nominee for the Board of Directors in the absence of instructions to the contrary. Abstentions, broker non-votes and instructions on a proxy to withhold authority to vote for management’s nominees will result in the respective nominees receiving fewer votes.

Annual Report

This Proxy Statement is accompanied by the Annual Report of the Company for the fiscal year ended March 31, 2003. Shareholders are encouraged to read the Annual Report in connection with the information contained herein.

ELECTION OF DIRECTORS

At the Annual Meeting, eight directors, who will constitute the entire Board of Directors, are to be elected to serve until the next Annual Meeting of shareholders or until their successors shall be elected and shall qualify. All nominees have consented to being named herein and have agreed to serve if elected. If, at the time of the Annual Meeting, any nominee is unable or declines to serve, the proxies may be voted for another person nominated by the present Board of Directors to fill the vacancy or the size of the Board may be reduced. The nominees are the following:

Roland W. Kohl

Satoru Saito

May Tsang Shu Mui

Benson Lee

David Tamir

Tiko Aharonov

Terrence A. Noonan

Dirk Hermann

2.

The following summary sets forth certain biographical information concerning each nominee:

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over twenty year’s experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

Satoru Saito. Mr. Saito has been employed by the Company since its inception and has been a Director since September 14, 1996. Mr. Saito’s responsibilities include supervision of sales and marketing of the Company’s metal manufacturing division. Mr. Saito has extensive experience in working with Japanese companies in Japan and China. Mr. Saito is a Japanese national and resides in Hong Kong.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and, since March 1998, as a General Manager of the Company’s camera operations. In connection with the establishment of the Company’s Bulgarian facility, Mr. Aharonov assumed the position of General Manager of the Bulgarian operations. He is currently stationed in Bulgaria. Mr. Aharonov is also a Director of several Israeli companies. He was a bank manager for a leading Israeli commercial and retail bank in the past five years has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel.

May Tsang Shu Mui. Ms. Tsang has been the Company’s Factory Manager in charge of camera manufacturing and a Director of the Company since 1990. In 2001, Ms. Tsang became the Company’s Administration Manager. Ms. Tsang is a Chinese national and resides in Hong Kong.

Benson Lee. Mr. Lee was the founder of Hi-Lite Camera Company has been a director of the Company since 1991. Mr. Lee has been involved in property investment and development in Hong Kong, China and the U.S. over the past five years and has more than 30 years of manufacturing and business experience.

David Tamir. Mr. Tamir has been a Director of the Company since its inception in 1990. He has been a Director of Delta United Holdings, a property development company, since 1984. He has over thirty years experience in a wide range businesses including building, property development, and retailing. For the past ten years, Mr. Tamir has owned and operated petroleum retail outlets.

Terrence A. Noonan. Mr. Noonan has been a director of the Company since July 1999. He has most recently served as president and chief operating officer of Furon Company, a publicly traded manufacturer of polymer based materials. He also held a variety of other management positions at Furon, which he joined in 1987. Prior to his Furon Company tenure, Mr. Noonan held management positions with other manufacturing companies, including the Eaton Corporation, Samuel Moore & Company and Lamson & Sessions Co.

Dirk Hermann. Dr. Hermann was appointed to the Board of Directors in January 2003. Dr. Hermann currently serves as the regional marketing manager for the southwestern region of Germany for Allianz Versicherungs-AG. He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich. Prior, he held a marketing position with MSU Management Consulting GmbH. He began his marketing career with Gruber, Titze and Blank GmbH, a management

3.

consulting firm based in Germany. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

All Directors hold office until the next annual meeting of the Company’s shareholders or until their successors are elected or appointed. Officers are elected by and serve at the discretion of the Board of Directors. Dr. Hermann is the brother-in-law of Roland Kohl. Other than the foregoing relationship, there is no family relationship between any of the above-named officers, directors or employees.

Board and Committee Meetings

The Board of Directors has, as standing committees, an Audit Committee and a Compensation Committee. Messrs. Benson Lee, David Tamir, Terrence A. Noonan and Dirk Hermann are the members of the Audit Committee, and Messrs. Benson Lee, David Tamir and Terrence A. Noonan constitute all of the members of the Compensation Committee.

The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report; and (iv) to consult with the independent auditors with regard to the adequacy of the Company’s internal accounting controls.

The principal functions of the Compensation Committee are to establish the compensation of executive officers and to administer certain aspects of the Company’s 1996 Stock Option Plan.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 25, 2003, certain information with respect to the beneficial ownership of the Company’s Common Shares by each person known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, by each of the director nominees, and by the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficially Owned(**)
Roland W. Kohl	428,797	(2)	13.64%
David Tamir	14,000	(3)	*
Benson Lee	360,830	(4)	12.22%
Tiko Aharonov	275,900	(5)	9.36%
Satoru Saito	363,980	(4)	12.32%
May Tsang Shu Mui	70,171	(6)	2.38%
Cartwright Investments Limited	346,830		11.80%
Terrence A. Noonan	10,000	(3)	*
Dirk Hermann	0		*
Fong Po Shan	25,283	(7)	*
Quan Vinh Can	24,116	(8)	*
All officers and directors as a group (10 persons)	1,573,077	(9)	48.25%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has

4.

a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories Hong Kong.
(2)	Includes stock options to purchase 204,000 Common Shares which are currently exercisable.
(3)	Represents currently exercisable stock options to purchase Common Shares.
(4)	Includes stock options to purchase 14,000 Common Shares which are currently exercisable.
(5)	Includes stock options to purchase 46,781 Common Shares which are currently exercisable.
(6)	Includes stock options to purchase 14,000 Common Shares which are currently exercisable.
(7)	Includes stock options to purchase 24,000 Common Shares which are currently exercisable.
(8)	Includes stock options to purchase 18,116 Common Shares which are currently exercisable.
(9)	Includes stock options to purchase 320,897 Common Shares which are currently exercisable.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company’s major shareholders do not have different voting rights.

Executive Officers

In addition to the directors listed above, the following are the other principal members of the Company’s management team.

Fong Po Shan. Ms. Fong was employed as a Chief Financial Officer and Secretary of the Company in January 1998. Ms. Fong’s responsibilities include planning financial development and setting up the internal systems. From 1995-1997, Ms. Fong worked at Philips Hong Kong Limited and KONE Elevator (HK) Limited as a Management Accountant and Financial Control and Supply Manager, respectively. From 1991-1994 Ms. Fong was employed as an Accounting Manager of the Company. She is a member of Australian Society of Certified Practicing Accountants and Hong Kong Society of Accountants. She graduated from Simon Fraser University with a Bachelor Degree in Business Administration in Canada in 1990 and received a Masters in Accounting from the Charles Stuart University in 1994.

Quan Vinh Can (Joseph). Mr. Quan has been employed as the Company’s Factory Manager since 1994. He is responsible for all of the Company’s manufacturing operations. Mr. Quan joined the Company’s metal stamping operations in 1990 as an assistant Production Manager. He graduated from the national Taiwan University with a Bachelor Degree in Electrical Engineering in 1974.

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2003 to all directors and officers as a group (10 people) for services in all capacities was approximately $689,000. During the past fiscal year, the Company paid each non-executive director a director’s fee of $6,000 per annum and to reimbursed all reasonable expenses incurred in connection with services as a director. In accordance with this policy, the Company paid its three non-executive directors (Messrs. Lee, Tamir and Noonan) $6,000 each during the past year. Since Mr. Hermann joined the Board as a non-executive director during the past year, he did not receive any payment for the past year.

5.

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected the firm of Deloitte Touche Tohmatsu, independent certified public accountants, as the Company’s independent auditors for the year ending March 31, 2004, subject to ratification by the shareholders

Shareholder ratification of the selection of Deloitte Touche Tohmatsu as the Company’s independent public accountants is not required by the Company’s Bylaws or otherwise. However, the Board is submitting the selection of Deloitte Touche Tohmatsu to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Board will reconsider whether or not to retain that firm. However, even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

SHAREHOLDER PROPOSALS AT THE NEXT ANNUAL MEETING OF

SHAREHOLDERS

Shareholder proposals submitted for inclusion in the Company’s Proxy Statement and form of proxy relating to the Company’s 2004 Annual Meeting of Shareholders must be received by March 1, 2004. If the Company is not notified of a shareholder proposal by March 1, 2004, then the proxies held by management of the Company may provide the discretion to vote against such shareholder proposal, even though such proposal is not discussed in the Proxy Statement. Shareholder proposals should be submitted to the Company at its principal executive offices at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong.

OTHER MATTERS

The Board does not know of any other business which may be presented for consideration at the meeting. However, if any matters not referred to in this Proxy Statement should properly come before the meeting, the persons named in the proxies will vote the shares represented thereby in accordance with their judgment.

AVAILABILITY OF ANNUAL REPORT ON FORM 20-F

The Company will furnish without charge a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003 as filed with the Securities and Exchange Commission to any shareholder desiring a copy. Shareholders may request such Annual Reports from the following:

Roger Pondel

PondelWilkinson MS&L

6500 Wilshire Boulevard, Suite 1900

Los Angeles, CA 90048, U.S.A.

(323) 866-6060

By Order of the Board of Directors

Po S. Fong, Secretary

July 3, 2003

6.

HIGHWAY HOLDINGS LIMITED

Proxy for Annual Meeting of Shareholders, August 8, 2003

This Proxy is Solicited on Behalf of the Board of Directors of Highway Holdings Limited

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, each dated July 3, 2003, and does hereby appoint Roland W. Kohl and Po S. Fong (the “Proxies”), and each of them, with full power of substitution, as the proxy of the undersigned to represent the undersigned and to vote all shares of Common Shares, $0.01 par value, of Highway Holdings Limited which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders, to be held on August 8, 2003 at 10:00 A.M., and at any adjournment thereof.

1.	ELECTION OF DIRECTORS: ☐FOR all nominees listed below (except as marked to the contrary)

(INSTRUCTIONS:)    To withhold authority to vote for any individual nominee, write that nominee’s name on the line that follows:

☐	WITHHOLD AUTHORITY to vote for all nominees listed below

Roland W. Kohl, Satoru Saito, May Tsang Shu Mui, Benson Lee, David Tamir, Tiko Aharonov, Terrence Noonan, Dirk Hermann

PROXIES NOT MARKED TO WITHHOLD AUTHORITY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES WHOSE NAMES ARE NOT WRITTEN ON THE ABOVE LINE.

2.	Ratification of the appointment of Deloitte Touche Tohmatsu as the Company’s independent auditors for the fiscal year ending March 31, 2004.

☐  FOR                        ☐  AGAINST                        ☐  ABSTAIN

3.	In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

The shares represented hereby will be voted as directed. Where no direction is made, the shares will be voted FOR proposals 1 and 2.

(Signature)	(Signature, if held jointly)

Dated:    , 2003

Please sign exactly as your name or names appear hereon, and when signing as attorney, executor, administrator, trustee or guardian, give your full title as such. If the signatory is a corporation, sign the full corporate name by a duly authorized officer.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE